SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 24, 2022

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

24 February 2022

Smith & Nephew plc

Transaction in Own Shares

Smith & Nephew plc (the "Company") announces today it has purchased the following number of its own ordinary shares of US 20¢ each through Merrill Lynch International, as part of its USD $125 million share buyback programme announced on 22 February 2022 and in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 14 April 2021.

Aggregated details of share purchase transactions according to trading venue are set out below:

Date of transaction:	Venue:	Number of ordinary shares repurchased:	Highest price paid per ordinary share (GBP):	Lowest price paid per ordinary share (GBP):	Volume weighted average price paid per ordinary share (GBP):
24/02/2022	XLON	60,000	£12.8000	£12.4000	£12.5292
24/02/2022	BATE	0	£0.00	£0.00	£0.00
24/02/2022	CHIX	0	£0.00	£0.00	£0.00

The Company intends to hold these shares in Treasury and then cancel them.

Since 23 February 2022, the Company has purchased 179,131 shares at a cost (including dealing and associated costs) of £2,296,297.33.

Following the purchase of these shares, the Company holds 5,500,385 of its shares in Treasury. The Company's issued share capital, with one voting right per share consists of 879,704,633 ordinary shares of US20¢ each (excluding treasury shares). This figure of 879,704,633 is the figure which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

These purchases were made by Merrill Lynch International on behalf of the Company.

This announcement is made in accordance with the requirements of LR 12.4.6.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018), a full breakdown of the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7805C_1-2022-2-24.pdf

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel: 01923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 24, 2022

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary